UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CERo Therapeutics Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

201 Haskins Way, Suite 230

Address of Principal Executive Office (Street and Number)

South San Francisco, CA

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K filed on April 22, 2025 for CERo Therapeutics Holdings, Inc. (the “Company”), the Company entered into a securities purchase agreement with certain investors (the “SPA”) and pursuant to such SPA, the Company has received marketable securities as payment of a portion of the purchase price of the shares of Series D Preferred Stock issued by the Company pursuant thereto. Such marketable securities consist of shares of convertible preferred stock of another publicly-traded company. The Company’s management and accounting personnel are finalizing the valuation and accounting treatment for the marketable securities and transactions related thereto. As a result of the pending finalization of these items, there will be a delay in the Company’s ability to complete and file its Quarterly Report on Form 10-Q for the three-months ended June 30, 2025 (the “Quarterly Report”) by the August 14, 2025 filing date applicable to smaller reporting companies without unreasonable effort and expense. The Company anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Andrew Kucharchuk	650	407-2376
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that net loss for the quarter ended June 30, 2025 was $18.5 million, compared to $2.4 million for the quarter ended June 30, 2024. This increased net loss in the quarter ended June 30, 2025 as compared to the quarter ended June 30, 2024 is primarily due to (1) the recording of a $2.9 million gain from change in value of the Company’s earnout liability during the three months ended June 30, 2024 as compared to $0 during the three months ended June 30, 2025, (2) the recording of a gain on settlement of vendor liabilities of $447,000 during the three months ended June 30, 2024 as compared to $0 during the three months ended June 30, 2025, (3) the recording of a stock-based inducement expense related to the conversion of Series C preferred shares, and (4) the recording of an unrealized loss on equity securities of $1.1 million. These changes were offset by (1) a decrease in operating expense of $424,000 during the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, and (2) the recording of other expense of $631,000 during the three months ended June 30, 2024 related to registration rights penalties recorded compared to $0 during the three months ended June 30, 2025, For the quarter ended June 30, 2025, there was a net loss attributable to common shareholders of $33.4 million as compared to a net loss attributable to common shareholders of $2.4 million for the quarter ended June 30, 2024. During the three months ended June 30, 2025, in connection with our Series A, Series B and Series C preferred stock conversions, we recorded deemed dividends of $14,921,000. We did not record any deemed dividends during the quarter ended June 30, 2024.

These financial results are preliminary and are subject to change in connection with the completion of the reporting process and preparation of the Quarterly Report. Actual financial results for the quarter ended June 30, 2025 could vary from the foregoing.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements may include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including statements about the timing of the filing of the Quarterly Report and statements about the preliminary financial results for the quarter ended June 30, 2025. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to the Company’s auditors being able to complete their review of the quarterly financial statements in a timely manner. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by the Company with the Securities and Exchange Commission (the “SEC”) and the Company’s auditors being unable to complete their review of the quarterly financial statements in a timely manner and the Company consequently not filing the Quarterly Report within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

Any financial results discussed in this document are preliminary and represent the most current information available to the Company’s management as of August 15, 2025, as financial closing procedures for the quarter year ended June 30, 2025 are not yet complete. These estimates are not a comprehensive statement of the Company’s financial results for the quarter ended June 30, 2025, and actual results may differ materially from these estimates as a result of the completion of quarter-end accounting procedures and adjustments, including the execution of the Company’s internal control over financial reporting, the completion of the preparation of the Company’s financial statements and the subsequent occurrence or identification of events prior to the filing of the consolidated condensed financial statements for the quarter ended June 30, 2025 in its Quarterly Report. In addition, any such statements regarding the Company’s financial performance are not necessarily indicative of the Company’s financial performance that may be expected to occur for the quarter ended June 30, 2025, or for any future fiscal period.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, and other factors, including without limitation those discussed under Part I, Item 1A. “Risk Factors” contained in the Company’s most recent Annual Report on Form 10-K, and Part II, Item 1A. “Risk Factors” contained in the Company’s subsequent Quarterly Reports on Form 10-Q, as well as any amendments thereto.

The Company’s forward-looking statements contained in this document are based on the beliefs, expectations, and opinions of management as of the date of this document. The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations, or opinions should change, except as required by law. For the reasons set forth above, investors should not attribute undue certainty to, or place undue reliance on, forward-looking statements.

CERo Therapeutics Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2025	By:	/s/ Andrew Kucharchuk
		Name:	Andrew Kucharchuk
		Title:	Chief Financial Officer

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